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                                  EXHIBIT 20
                              (ii)  New Directors

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                         AZZ incorporated Names Two New
                               Directors to Board
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                             For Immediate Release

Contact:  Dana Perry, Vice President - Finance and CFO
                   AZZ incorporated, 817-297-4361

                   RCG Capital Markets Group, Inc. 480-675-0400
                   Retail: Jim Estrada, Brett Maas
                   Institutional/Analysts: Joe Dorame
                   Media: Jeff Stanlis

(August 22, 2000) - CROWLEY, Texas: AZZ incorporated, (NYSE-AZZ), formerly
Aztec Manufacturing, announced today the election of two new directors to the Company's Board of Directors effective with the regularly scheduled meeting of September 19, 2000. Mr. Daniel E. Berce and Mr. Daniel R. Feehan were elected to the Board of Directors, at the regularly scheduled meeting of the Board on August 15, 2000.

Mr. Berce, 46, has been Vice Chairman and Chief Financial Officer of AmeriCredit, Corp. since 1996 and was Executive Vice President, Chief Financial Officer from November 1994 until November 1996. He also served as Vice President, CFO and Treasurer beginning in May of 1990. He has been a director of AmeriCredit Corp. since 1990. AmeriCredit, Corp. (NYSE-ACF) is a national consumer finance company specializing in purchasing, securitizing and servicing of automobile loans. The company is headquartered in Fort Worth, Texas. Prior to joining AmeriCredit, he was a partner with Coopers & Lybrand for four years and was with the firm for fourteen years. Mr. Berce is a CPA.

Mr. Daniel R. Feehan, 49, is President and CEO of Cash America International, Inc., (NYSE-PWN) a diversified specialty finance company serving the needs of the self-banked segment of the population. Prior to his appointment in February 2000 as CEO, he was President and COO since January 1990. He has been a director of Cash America since 1984. Before joining the Company in 1988, Mr. Feehan was President of Greer Capital Corporation, a real estate development firm. He began his career with Arthur Young & Company after graduating from Texas A&M University.

"This marks another important milestone in the growth and expansion of our company," said Mr. L.C. Martin, Chairman and CEO. "The experience with management of public corporations, knowledge and insights of the financial markets, and extensive operating experience will add greatly to the overall direction of the Company. It is indeed a pleasure to welcome them, and we look forward to the assistance they can provide."

Mr. William Walker, will be resigning from the Board effective with the September 19, 2000 meeting. Mr. Walker had previously announced that he would resign upon the selection of and election of new Directors. Mr. Walker has served as a board member since 1986, and will continue to serve the Company as an Advisory Director.

AZZ incorporated, formerly Aztec Manufacturing, Co., is a specialty electrical equipment manufacturer serving the global growth markets of power generation, transmission and distribution, as well as a leading provider of hot dip galvanizing services to the steel fabrication market nationwide.

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Except for the statements of historical fact, this release may contain "forward-
looking statements" that involve risks and uncertainties that are detailed from time to time in documents filed by the Company with the SEC. Those risks, uncertainties, and factors include, but are not limited to: change in demand, prices and raw material cost, including zinc which is used in the hot dip galvanizing process; changes in the economic conditions of the various markets the Company serves, foreign and domestic, including the market price for oil and natural gas; acquisition opportunities, adequacy of financing, and availability of experienced management employees to implement the Company's growth strategy; and customer demand and response to products and services offered by the Company. The Company can give no assurance that such expectations will prove to be correct.

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